Ms. Kathryn S. McHale	September 21, 2009
Securities and Exchange Commission
September 21, 2009
Ms. Kathryn S. McHale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Banco Santander (Brasil) S.A. Amendment No. 1 to Registration Statement on Form F-1 File No. 333-161704 Filed September 21, 2009
Dear Ms. McHale:
     By letter dated September 16, 2009, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “F-1”) of Banco Santander (Brasil) S.A. (the “Bank”) relating to proposed offerings in Brazil and in the United States of units representing common shares and preferred shares of the Bank’s capital stock, and American depositary shares (“ADSs”) representing units. We have provided responses to your comments as indicated below. To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers herein are to page numbers in the marked copy of Amendment No. 1 to the F-1 (“Amendment No. 1”) provided to you today.
General
1.	We note your response and updated disclosures to prior comment 1, including the fact that certain information has not yet been included since it is reliant upon pricing information. Please note that since certain of your required disclosures are still incomplete, such as your Capitalization and Dilution tables, we may have comments on future amendments once those disclosures have been fully populated with information.
     We acknowledge the Staff’s comment and have provided disclosures in Amendment No. 1 dependent on pricing information, such as the Capitalization and Dilution tables, using, where appropriate, the mid-point of the price range indicated on the cover page of the prospectus. See pages 40 and 41 of Amendment No. 1.

Ms. Kathryn S. McHale	September 21, 2009
Securities and Exchange Commission

Summary Financial and Operating Data, page 15
2.	We note your response and revised disclosures to prior comments 4, 5 and 6, including the addition of certain non-GAAP disclosures as required by Item 10(e) of Regulation S-X. While there is no per se prohibition against excluding a recurring item, such as goodwill, from non-GAAP measures, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures question #8 (available on our website at www.sec.gov) requires you to meet the burden of demonstrating the usefulness of any such measure that excludes a recurring item. As such, please further revise your disclosure to specifically address the following items:
a.	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

b.	the economic substance behind management’s decision to use such a measure;

c.	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

d.	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

e.	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     We acknowledge the Staff’s comment and have revised the F-1 to include the requested disclosure. See pages 19 to 21 and 47 to 49 of Amendment No. 1.
3.	We note the presentation of the measure Basel capital adequacy ratio (excluding goodwill) through your filing. Please tell us whether this measure is required to be disclosed under Brazilian regulatory guidance or whether it is expressly permitted by IFRS. If so, please revise your footnote to state that fact. If this measure is not required or permitted, please revise to include the non-GAAP measure disclosures required by Item 10(e) of Regulation S-X and FAQ #8, as referenced in the comment above.
     We acknowledge the Staff’s comment and have revised the F-1 to include the requested disclosure. See pages 2, 21 and 49 of Amendment No. 1.

Ms. Kathryn S. McHale	September 21, 2009
Securities and Exchange Commission

Unaudited Pro Forma Consolidated Financial Information, page 51
4.	We note your response and revised disclosures to prior comment 9 regarding note 4 to your pro forma financial information. We further note that your revised disclosure does not address the specific terms and amounts assumed when calculating the adjustments, nor do you disclose the actual calculations used. In order to promote transparency in your filing and so that a reader could easily understand how you derived the adjustment amounts, please further revise to specifically disclose this information.
     We acknowledge the Staff’s comment and have revised the F-1 to include the requested disclosure. See pages 58 and 59 of Amendment No. 1.
5.	We note your inclusion of Pro Forma Income Statement Data for the six-months ended June 30, 2009. Please revise note 4 to your pro forma information to disclose information related to pro forma adjustments reflected for this period, including the specific terms and amounts assumed when calculating the adjustments and, if applicable, the actual calculations used.
     We acknowledge the Staff’s comment and have revised the F-1 to include the requested disclosure. See pages 58 and 59 of Amendment No. 1.
Exhibits
6.	We note that you intend to file certain exhibits, including the legality and tax opinions, by amendment; please note that these exhibits will be subject to review by the Staff.
     We have included with Amendment No. 1 certain exhibits that we had indicated in our original filing would be provided by amendment, including legality and tax opinions, which we understand are subject to review by the Staff.
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Ms. Kathryn S. McHale	September 21, 2009
Securities and Exchange Commission
     Should you have any questions about the responses contained herein, please contact either Nicholas A. Kronfeld or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-4950 or 212-450-6095, respectively.
Very truly yours,

/s/ Carlos Alberto López Galán

Carlos Alberto López Galán
Chief Financial Officer

cc:	Marco Araujo
General Counsel
Banco Santander (Brasil) S.A.
cc:	Francisco Sant’Anna
Deloitte Touche Tohmatsu Auditores Independentes
cc:	Joel Osnoss
Deloitte &Touch LLP
Global Offering Services Group
cc:	Nicholas A. Kronfeld
Manuel Garciadiaz
Davis Polk & Wardwell LLP